EXHIBIT 99.52

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts are expressed in United States dollars, unless stated otherwise)

Thursday, February 23, 2012

Alamos Gold Reports Record Fourth Quarter 2011 Earnings and Operating Cash Flows,

and Announces a 43% Dividend Increase

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) reports financial results for the fourth quarter and year-ended December 31, 2011 and provides a review of its operations, exploration and development activities.

This press release should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2011 and December 31, 2010 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company’s website, www.alamosgold.com, in the “Investor Centre” tab in the “Reports and Financial Statements” section, and on SEDAR (www.sedar.com).

Fourth Quarter 2011 Highlights

In the fourth quarter of 2011, the Company:

•	Produced 46,500 ounces of gold at a cash operating cost of $387 per ounce of gold sold (total cash costs inclusive of royalties were $471 per ounce of gold sold).

•	Recognized record quarterly earnings of $21.3 million ($0.18 per basic share).

•

Generated cash from operating activities before changes in non-cash working capital of $31.8 million ($0.27 per basic share). After changes in non-cash working capital, the Company generated record quarterly cash from operating activities of $37.3 million ($0.32 per basic share).

•	Sold 45,224 ounces of gold for $76.3 million, generating operating revenues of $71.1 million and pre-production revenues from the Escondida zone of $5.2 million.

•	Achieved record crusher throughput for the quarter, averaging 16,000 tonnes of ore stacked per day (“tpd”).

Full Year 2011 Highlights

In the year ended December 31, 2011, the Company:

•	Sold 151,000 ounces of gold for $234.7 million, generating operating revenues of $227.4 million and pre-production revenues from the Escondida zone of $7.4 million.

•	Produced 153,000 ounces of gold at a cash operating cost of $368 per ounce of gold sold (total cash cost inclusive of royalties of $444 per ounce of gold sold).

•	Recognized earnings of $60.1 million ($0.51 per share) compared to earnings of $63.8 million ($0.55 per share) in 2010.

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•

Generated record cash from operating activities before changes in non-cash working capital of $107.2 million ($0.91 per basic share). After changes in non-cash working capital, the Company generated cash from operating activities of $106.5 million ($0.91 per basic share) compared to $89.6 million ($0.78 per basic share) in 2010.

•	Reported a 19% increase in measured and indicated resources at Ağı Dağı and Kirazlı compared to the 2010 year-end reserve and resource statement.

•	Announced the discovery of the Çamyurt zone and the potential to develop Çamyurt into a stand-alone mining project.

•	Doubled the semi-annual dividend from $0.035 to $0.07 per share and paid $14.1 million in dividends during the year.

In addition, the Company is reporting:

•	An increase to its semi-annual dividend of 43% from $0.07 per share to $0.10 per share, representing a 233% increase since the first semi-annual dividend was declared in the first quarter of 2010.

•

New encouraging drill results at El Victor North with the potential to expand reserves along the northern boundary of the Gap to El Victor trend. Drill highlights, previously unreleased, include 4.72 grams per tonne of gold (“g/t Au”) over 45.7 meters, 2.58 g/t Au over 59.5 meters and 2.40 g/t Au over 59.5 meters.

•	Completing construction of the mill to process high-grade ore from the Escondida zone. Commissioning is ongoing with high-grade gold production expected by the end of the first quarter of 2012.

•	2012 production guidance of 200,000 to 220,000 ounces, a significant increase from 2011, while maintaining cash cost guidance at $365-$390 per ounce (exclusive of the 5% royalty).

Review of Fourth Quarter and Full Year 2011 Financial Results

Higher realized gold prices and continued low cash costs contributed to the Company generating record cash from operating activities and earnings in the fourth quarter of 2011. Cash from operating activities before changes in non-cash working capital in the fourth quarter of $31.8 million ($0.27 per basic share) was slightly below $35.0 million ($0.30 per basic share) generated in the fourth quarter of 2010. Cash from operating activities after changes in non-cash working capital in the fourth quarter of 2011 of $37.3 million ($0.32 per basic share) increased 10% relative to the same period of 2010.

Earnings before income taxes in the fourth quarter of 2011 were $37.1 million or $0.31 per share, compared to $27.3 million or $0.23 in the fourth quarter of 2010. Earnings in the fourth quarter of 2011 of $21.3 million or $0.18 per share increased 16% over 2010.

While developing the Escondida zone, the Company continued to encounter ore-grade material that was classified as waste in the block model. Consistent with the third quarter of 2011 and in accordance with International Financial Reporting Standards (“IFRS”), the Company capitalized and offset the revenues, cash flows and earnings generated from the sale of these ounces against Escondida development costs. As a result, pre-production revenues of $5.2 million and costs of $2.0 million were capitalized. Had these revenues and the corresponding earnings been recorded as income, the Company would have reported additional earnings of approximately $2.3 million ($0.02 per share) in the fourth quarter of 2011.

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For the year ended December 31, 2011, cash from operating activities before changes in non-cash working capital of $107.2 million ($0.91 per basic share) was 13% higher than $94.8 million ($0.82 per basic share) generated in 2010, primarily because of higher realized gold prices. After changes in non-cash working capital, cash from operating activities of $106.5 million or $0.91 per basic share increased 19% from the prior year.

Earnings before income taxes of $105.9 million or $0.90 per share increased 17% compared to the prior year. For the year ended December 31, 2011, earnings of $60.1 million ($0.51 per basic share) were 6% lower than in 2010 as a result of higher deferred tax expense in 2011 and a $12.5 million ($0.11 per basic share) non-recurring gain in 2010 associated with a legal settlement. Earnings in 2011 were impacted by the following:

•

The Company recorded a $5 million ($0.04 per basic share) non-cash deferred tax charge resulting from significant foreign exchange rate fluctuations to the Mexican Peso and Turkish Lira. Under, IFRS, changes in foreign exchange rates calculated on the Company’s non-monetary assets and liabilities create temporary differences that are recorded as a deferred tax expense or recovery.

•

Pre-production revenues while developing the Escondida zone of $7.4 million and costs of $2.8 million were capitalized. Had these revenues and corresponding earnings been recorded as income, the Company would have reported additional earnings of approximately $3.2 million ($0.03 per share) in 2011.

Capital expenditures in 2011 totalled $77.0 million, net of $5.3 million of capitalized operating earnings related to ounces sold from the Escondida zone. Investments in operating capital and development activities for the Company’s Mexican operations were $20.7 million and $46.9 million, respectively. In addition, the Company capitalized $9.0 million in exploration and development activities for its Turkish projects.

Key financial highlights for the fourth quarter and full year 2011 compared to the fourth quarter and full year 2010 are presented at the end of this release in Table 1. The unaudited consolidated statements of financial position, comprehensive income, and cash flows for the three months and years ended December 31, 2011 and 2010 are presented at the end of this release in Table 2.

Semi-Annual Dividend

The Company is pleased to announce that the Company’s Board of Directors has authorized an increase to its semi-annual dividend from $0.07 to $0.10 per common share. This represents a 43% increase from the Company’s semi-annual dividend of $0.07 per common share declared in October 2011. The dividend is payable on April 30, 2012 to shareholders of record as of the close of business on April 13, 2012. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

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Fourth Quarter and Full Year 2011 Operating Results

Gold production in the fourth quarter of 2011 of 46,500 ounces was 41% higher than production of 33,000 ounces in the third quarter of 2011 and 2% higher than production of 45,800 ounces in the fourth quarter of 2010. In 2011, gold production of 153,000 ounces was within the Company’s revised production guidance range of 145,000 to 160,000 ounces and was marginally below 156,000 ounces produced in 2010.

The significant increase in production in the fourth quarter compared to the third quarter of 2011 was attributable to an increase in the ratio of ounces produced to contained ounces stacked or “recovery ratio1”, in addition to a 17% increase in the number of tonnes of ore crushed. Due to flooding at a suppliers’ processing facility, the Company experienced a cyanide supply shortage from May to September 2011 that resulted in the deferral of gold production from the third to the fourth quarter when cyanide levels were returned to optimal levels. As a result of this, the recovery ratio increased from 61% in the third quarter to 74% in the fourth quarter of 2011. In addition, increased crusher throughput resulting from maintenance improvements and improved weather conditions contributed to higher gold production in the fourth quarter compared to the third quarter rainy season. Gold production in the fourth quarter of 2011 was consistent with the fourth quarter of 2010.

Cash operating costs for the fourth quarter of 2011, exclusive of the 5% royalty, were $387 per ounce of gold sold. Including the royalty, total cash costs were $471 per ounce of gold sold in the fourth quarter of 2011. Cash operating costs of $368 per ounce of gold sold in the full year 2011 were 28% higher than $302 reported for 2010, primarily as a result of an 18% decrease in the grade of ore mined.

Crusher throughput in 2011 averaged 14,100 tpd, 9% higher than 13,000 tpd in the same period of last year. Crusher throughput increased sharply in the last quarter of 2011, averaging 16,000 tpd. Higher crusher throughput has resulted from generally improved operating and maintenance practices and has been achieved without sacrificing size quality. The size of crushed ore stacked on the leach pad was 90% passing 3/8th’s of an inch in 2011.

The grade of ore crushed in the fourth quarter of 2011 of 1.33 g/t Au was slightly lower than the grade in the fourth quarter of 2010 of 1.37 g/t Au. The grade of ore crushed in 2011 of 1.31 g/t Au was higher than the budgeted grade of 1.24 g/t Au, but below the grade in 2010 of 1.60 g/t Au. Applying higher gold price assumptions to the mine model has resulted in material previously classified as waste becoming economic to mine and therefore classified as low grade ore. This has the effect of lowering the average grade mined. The reconciliation of mined blocks to the block model for the year ended December 31, 2011 was -7%, +18% and 11% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the project-to-date reconciliation is -2%, +10%, +8% for tonnes, grade and ounces, respectively. Positive reconciliation variances indicate that the Company is mining more gold than what was indicated in the reserve model.

Key operational metrics and production statistics for the fourth quarter and year-to-date in 2011 compared to the same periods of 2010 are presented in Table 3 at the end of this press release.

[1]	“recovery ratio” is defined as the ratio of gold ounces produced divided by the number of contained ounces stacked over a specific period.

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Fourth Quarter 2011 Exploration Update

Mexico

The Company completed the 2011 year drilling a total of 52,300 m in 321 holes, with exploration activities focused on El Victor North, San Carlos, and El Carricito.

El Victor North

In the latter half of 2011, exploration activities in the Mulatos district focused on the El Victor North area with up to four drill rigs active. Access to El Victor North was granted in July 2011 after a twelve-year hiatus. The El Victor North area contains silica alteration identical to the El Victor deposit and is a northwestern extension of El Victor reserve mineralization. El Victor North has the potential to expand reserves along the northern boundary of the Gap to El Victor trend. All holes drilled to-date have encountered significant intervals of favourable silicic or advanced argillic alteration, and should extend the El Victor pit north and west of the current pit design outline.

A total of 16,200 metres in 124 holes were drilled in the El Victor area in 2011. Drill results are encouraging and the results received to-date confirm the continuity and extension of the El Victor mineralized body with results typical of those reported in the past. New intercepts from recent drilling include:

•	2.40 g/t Au over 59.5 metres (11EV119)

•	4.72 g/t Au over 45.7 meters (11EV120)

•	1.78 g/t over 29.0 metres (11EV124)

•	1.53 g/t Au over 53.4 metres (11EV126)

•	2.58 g/t over 59.5 metres (11EV132)

•	4.27 g/t over 16.8 metres (11EV134)

Additional drill results from El Victor North are being reviewed and will be released shortly.

Total exploration spending at El Victor North in 2011 was $2.1 million. An updated reserve and resource estimate at El Victor will be completed as part of the year-end global reserve and resource statement to be published in the first quarter of 2012.

El Carricito

Exploration drilling at El Carricito during the fourth quarter was focused on infill and step-out drilling of the Lower Cerro Carricito zone, where the most consistent and potentially economic gold concentrations occur. A significant area of low-grade gold mineralization with local ore-grade intercepts has been delineated. Reverse circulation drilling has been completed on 50 m centers sufficient for resource estimation, and core twins of select intercepts are in progress. A total of 20,642 meters in 113 reverse circulation holes were drilled at El Carricito during 2011, both as resource definition and exploration target evaluation holes. In addition, six core holes (588 m) have been completed to-date.

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Exploration - Turkey

In 2011, the Company completed over 28,600 m of drilling in 155 holes in Turkey, operating with up to six core drill rigs. Since the Company acquired its Turkish projects, a total of 51,200 m of drilling has been completed. Drilling in 2011 focused on in-fill and extension drilling of known zones of mineralization at Ağı Dağı, Kirazlı, and Çamyurt. The Company provided an updated mineral resource estimate for the Ağı Dağı and Kirazlı deposits during the third quarter of 2011 which demonstrated significant growth in measured and indicated resources to 1.96 million ounces of gold and 15.4 million ounces of silver in oxides.

Çamyurt

The Çamyurt project is located approximately three kilometres (“km”) southeast of the Company’s development-stage Ağı Dağı project. In 2011, the Company drilled 9,600 m of a planned 10,000 m drill program. In the fourth quarter of 2011, the Company continued to report encouraging drill results from Çamyurt which validate its potential to develop into a stand-alone mining project. Notable assay results include:

•	1.30 g/t Au over 41.6 metres (11-CYD-043)

•	1.34 g/t Au over 120.8 metres (11-CYD-044)

•	1.39 g/t Au over 41.2 metres (11-CYD-046)

•	1.53 g/t Au over 53.7 metres (11-CYD-047)

Drilling at Çamyurt has defined a mineralized zone that is continuous for at least 1,100 m along strike with additional potential to extend mineralization to the northeast. The steeply dipping oxidized body starts at surface, has been vertically defined to a minimum of 150 metres, remains open at depth, and can reach up to 150 metres in thickness. An initial resource estimate at Çamyurt is planned to be included as part of the Company’s year-end global reserve and resource statement in the first quarter of 2012.

Outlook

Mexico

The Company successfully achieved its revised production and cost guidance in 2011, with the Mulatos Mine producing 153,000 ounces at a cash operating cost (exclusive of the 5% royalty) of $368 per ounce of gold sold. Despite a number of operational challenges, including cyanide supply and weather-related issues, gold production exceeded 150,000 ounces for the fourth consecutive year in 2011, while maintaining cash operating costs well below $400 per ounce.

In 2012, the Mulatos Mine is forecast to produce its one millionth ounce of gold. Ongoing exploration success has resulted in a track record of mined reserves being replaced. In 2012, the Company expects production to increase to between 200,000 and 220,000 ounces at a cash operating cost of $365 to $390 per ounce of gold sold ($450 to $475 per ounce of gold sold inclusive of the 5% royalty, assuming a $1,700 gold price). The Company expects that gold produced from the gravity mill, which will process high-grade ore from Escondida, will

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add a minimum of 67,000 ounces of production in 2012 at a grade of 13.4 g/t Au. Based on bulk sample testing conducted in 2007, the Company believes that there is the potential for higher production from the gravity mill as a result of realizing positive grade reconciliation to the reserve grade.

The high-grade gravity mill has been constructed and is currently undergoing commissioning and is expected to be operational with high-grade production by the end of the first quarter of 2012. The current life of the Escondida zone is approximately three years and exploration efforts in Mexico in 2012 will continue to focus on sourcing additional high-grade mill feed. Metallurgical testing completed in 2011 on higher grade ore from San Carlos demonstrated that it is amenable to gravity processing, potentially doubling the amount of available mill feed. Further optimization and metallurgical studies are underway in order to increase the amount of high grade ore that can be processed through the gravity plant.

Turkey

In 2011, the Company demonstrated exploration success at its Ağı Dağı and Kirazlı projects in northwestern Turkey, with measured and indicated resources more than doubling since the Company acquired the projects in early 2010. In addition, the discovery of Çamyurt is expected to further increase resources and to materially contribute to the Company’s production profile in Turkey. An updated resource estimate which incorporates the initial resource for Çamyurt is expected to be released in March 2012.

Throughout 2012, activities in Turkey will be focused on completing the preliminary feasibility study in the second quarter of 2012, securing EIA approvals in the third quarter, and the commencement of construction activities in the fourth quarter. The preliminary feasibility study will incorporate the additional resources and accommodate the increased scope of the projects since acquisition. The Company believes that the revised combined production profile of Ağı Dağı and Kirazlı could result in annual production rates in Turkey that are substantially higher than initially reported in the March 2010 Scoping Study of 135,000 ounces per annum over an expected 8-year mine life.

Exploration activities in 2012 are expected to continue to expand resources in both Mexico and Turkey. In Mexico, the focus will be on step-out drilling at San Carlos and expansion of the mineralized zone at El Victor North, in addition to the initiation of underground development for exploration drilling. In Turkey, drilling activities in the first half of 2012 will focus on engineering activities to support the project development plan. Infill and expansion drilling at Çamyurt will continue, in addition to drill programs at the highly prospective Rockpile target.

The Company continues to strengthen its financial position: debt-free with over $240 million in cash and short-term investments at February 21, 2012 and continued strong cash flows from operations. This financial strength will continue to allow the Company to finance its immediate capital, development and exploration plans, as well as provide significant funding for development of additional projects through internal growth or acquisitions.

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Reminder of Fourth Quarter and Full Year 2011 Financial Results Conference Call

The Company’s senior management will host a conference call on Thursday, February 23, 2012 at 12:00 pm ET to discuss the fourth quarter and year-end 2011 financial results, and to provide an update of the Company’s operating, exploration, and development activities.

Participants may join the conference call by dialling 1 (800) 355-4959 or 1 (416) 695-6617 for calls outside Canada and the United States or via webcast on the Company’s website at www.alamosgold.com.

A recorded playback of the conference call can be accessed after the event until March 8, 2012 by dialling 1 (800) 408-3053 or 1 (905) 694-9451 for calls outside Canada and the United States. The pass code for the conference call playback is 5252443. The archived audio webcast will also be available on the Company’s website at www.alamosgold.com.

QA/QC Programs

Ağı Dağı, Kirazlı and Çamyurt exploration programs were conducted under the supervision of Dominique Fournier, B.Sc. Geology, PhD. Geology, Registered Professional Geologist, and Alamos’ Turkey Exploration Manager. Mr. Fournier is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 1.0 to 1.5 m. Ağı Dağı, Kirazlı and Çamyurt samples are sent to Acme Analytical Laboratories in Ankara, Turkey for sample preparation and then to Vancouver, British Columbia, Canada or Santiago, Chile for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t Au.

Mulatos exploration programs are conducted under the supervision of Ken Balleweg, B.Sc. Geological Engineering, M.Sc. Geology, Registered Professional Geologist, Alamos’ Mexico Exploration Manager. Mr. Balleweg is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 0.5 to 1.5 m. Mulatos samples are sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia, Canada for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 5.0 g/t Au.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $240 million cash and short-term investments, is debt-free, and unhedged to the price of gold. As of February 21, 2012, Alamos had 119,114,006 common shares outstanding (124,788,706 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Allan Candelario
President and Chief Executive Officer	Investor Relations
(416) 368-9932	(416) 368-9932 x 406

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain Non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.

Additional GAAP measures which are presented on the face of the Company’s consolidated statements of comprehensive income include “Mine operating costs”, “Earnings from mine operations” and “Earnings from operations”. These measures are intended to provide an indication of the Company’s mine and operating performance. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure which could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” and “Cost per tonne of ore” are Non-GAAP performance measures which could provide an indication of the mining and processing efficiency and effectiveness of the Mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are Non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These Non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral

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resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Table 1: Financial Highlights

	Q4 2011	Q4 2010	2011	2010	2009(3)
Cash provided by operating activities
before changes in non-cash	$31,801	$34,972	$107,226	$94,796	$88,541
working capital (000)(1)
Changes in non-cash working capital (000)	$5,474	($970)	($692)	($5,148)	$7,066
Cash provided by operating activities (000)	$37,275	$34,002	$106,534	$89,648	$95,607

Earnings before income taxes (000)	$37,138	$27,270	$105,935	$90,468	$78,245
Earnings (000)	$21,294	$18,319	$60,081	$63,795	$55,962
Earnings per share
- basic	$0.18	$0.16	$0.51	$0.55	$0.52
- diluted	$0.18	$0.16	$0.51	$0.55	$0.51

Comprehensive income (000)	$21,703	$15,918	$60,333	$62,463	$56,655
Weighted average number of common shares outstanding
- basic	118,308,000	116,100,000	117,375,000	115,183,000	106,765,000
- diluted	119,563,000	117,735,000	118,669,000	116,907,000	108,749,000

Assets (000) (2)			$599,224	$506,436	$360,282

Dividends paid (000)	$8,280	$4,056	$14,114	$7,495	-

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Assets are shown as at December 31, 2011 and December 31, 2010.
(3)	Financial highlights for 2009 are in accordance with Canadian GAAP.

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Table 2: Unaudited Consolidated Statements of Financial Position, Comprehensive

Income, and Cash Flows

ALAMOS GOLD INC.

Unaudited Consolidated Statements of Financial Position

(Stated in thousands of United States dollars)

	December 31, 2011	December 31, 2010	January 1, 2010
A S S E T S
Current Assets
Cash and cash equivalents	$ 169,471	$ 146,334	$ 160,682
Short-term investments	53,088	41,846	26,200
Amounts receivable	6,147	5,749	2,369
Advances and prepaid expenses	2,117	3,136	1,058
Available-for-sale securities	10,355	9,380	-
Other financial assets	244	1,094	-
Inventory	33,220	25,225	20,026

Total Current Assets	274,642	232,764	210,335

Non-Current Assets
Exploration and evaluation assets	108,454	99,767	521
Mineral property, plant and equipment	216,128	173,905	144,822

Total Assets	$ 599,224	$ 506,436	$ 355,678

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$ 17,024	$ 14,393	$ 11,179
Income taxes payable	6,125	3,373	1,988
Current portion of other liabilities	363	428	370

Total Current Liabilities	23,512	18,194	13,537

Non-Current Liabilities
Deferred income taxes	35,008	26,866	22,598
Decommissioning liability	6,680	7,559	5,115
Other liabilities	474	688	834

Total Liabilities	65,674	53,307	42,084

E Q U I T Y
Share capital	$ 355,524	$ 325,867	$ 251,752
Contributed surplus	27,861	23,316	12,864
Accumulated other comprehensive loss	(1,080)	(1,332)	-
Retained earnings	151,245	105,278	48,978

Total Equity	533,550	453,129	313,594

Total Liabilities and Equity	$ 599,224	$ 506,436	$ 355,678

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

ALAMOS GOLD INC.

Unaudited consolidated statements of comprehensive income

For the three-months and years ended December 31, 2011 and 2010

(stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended December 31,		For the years ended December 31,
	2011	2010	2011	2010

Operating Revenues	$ 71,133	$ 60,791	$ 227,364	$ 189,272

MINE OPERATING COSTS
Mining and processing	16,319	15,324	53,868	46,560
Royalties	3,573	3,070	11,157	9,090
Amortization	6,880	5,583	23,423	20,486

	26,772	23,977	88,448	76,136

EARNINGS FROM MINE OPERATIONS	44,361	36,814	138,916	113,136

EXPENSES
Exploration	3,236	1,781	9,540	7,594
Corporate and administrative	2,142	2,993	9,613	9,187
Share-based compensation	3,260	3,981	13,525	16,300

	8,638	8,755	32,678	33,081

EARNINGS FROM OPERATIONS	35,723	28,059	106,238	80,055

OTHER INCOME (EXPENSES)
Finance income	489	447	1,717	1,510
Financing expense	(151)	(115)	(598)	(451)
Foreign exchange gain (loss)	1,535	622	(188)	(39)
Other (loss) income	(458)	(1,743)	(1,234)	9,393

EARNINGS BEFORE INCOME TAXES	37,138	27,270	105,935	90,468
INCOME TAXES
Current tax expense	(12,234)	(2,310)	(34,194)	(23,410)
Deferred tax expense	(3,610)	(6,641)	(11,660)	(3,263)

EARNINGS	$21,294	$18,319	$60,081	$63,795

COMPREHENSIVE INCOME	$21,703	$15,918	$60,333	$62,463

EARNINGS PER SHARE
– basic	$0.18	$0.16	$0.51	$0.55

– diluted	$0.18	$0.16	$0.51	$0.55

Weighted average number of common shares outstanding

- basic	118,308,000	116,100,000	117,375,000	115,183,000

- diluted	119,563,000	117,735,000	118,669,000	116,907,000

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

ALAMOS GOLD INC.

Unaudited consolidated statements of cash flows

For the three-months and years ended December 31, 2011 and 2010

(stated in thousands of United States dollars)

	For the three-month periods ended December 31,		For the years ended December 31,
	2011	2010	2011	2010
Cash provided by (used in):
Operating Activities
Earnings	$21,293	$18,319	$60,081	$63,795
Adjustments for items not involving cash:
Amortization	6,880	5,583	23,423	20,486
Financing expense	151	115	598	451
Unrealized foreign exchange loss	(3,469)	(867)	(3,853)	22
Deferred tax	3,610	6,641	11,660	3,263
Write-down and loss on disposal of assets	-	300	-	1,598
Stock-based compensation	3,260	3,981	13,525	16,300
Gain on settlement	-	-	-	(11,565)
Gain on sale of securities	(1,751)	-	(783)	-
Impairment of securities	1,621	-	1,621	-
Other	205	382	954	446
Changes in non-cash working capital:
Fair value of forward contracts	467	334	(715)	715
Amounts receivable	(5,650)	(5,692)	(18,218)	(16,635)
Inventory	(1,156)	1,450	(6,572)	(4,630)
Advances and prepaid expenses	1,194	816	1,019	(1,892)
Accounts payable, taxes payable and accrued liabilities	10,421	2,639	23,794	17,294

	37,275	34,002	106,534	89,648

Investing Activities
Proceeds (Purchases) of securities	4,247	(124)	(2,213)	(124)
Acquisition of Turkish properties	-	-	-	(40,180)
Contractor advances	16,200	-	-	-
Short-term investments (net)	968	(29,708)	(11,242)	(15,646)
Proceeds on sale of equipment	-	-	889	1,412
Decommissioning liability	(9)	-	(145)	-
Exploration and evaluation assets	(1,771)	(996)	(8,687)	(7,912)
Mineral property, plant and equipment	(33,726)	(18,854)	(68,352)	(53,018)

	(14,091)	(49,302)	(89,750)	(115,468)

Financing Activities
Common shares issued	1,216	4,416	22,267	17,637
Dividends paid	(8,280)	(4,057)	(14,114)	(7,495)

	(7,064)	359	8,153	10,142

Effect of exchange rates on cash and cash equivalents	(200)	630	(1,800)	1,330

Net (decrease) increase in cash and cash equivalents	15,920	(14,311)	23,137	(14,348)
Cash and cash equivalents - beginning of period	153,551	160,645	146,334	160,682

Cash and cash equivalents - end of period	$169,471	$146,334	$169,471	$146,334

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI

Table 3: Production Summary & Statistics (1)

Production summary	Q4 2011	Q4 2010	2011	2010

Ounces produced (1)	46,500	45,800	153,000	156,000

Ore crushed (tonnes)	1,467,000	1,225,000	5,164,000	4,729,000
Grade (g/t Au)	1.33	1.37	1.31	1.60
Contained ounces stacked	62,917	54,070	217,029	243,099

Ratio of ounces produced to contained ounces stacked	74%	85%	70%	64%
Ore mined (tonnes)	1,475,000	1,152,000	5,328,000	4,670,000
Waste mined (tonnes)	612,000	701,000	3,487,000	3,651,000
Total mined (tonnes)	2,087,000	1,853,000	8,815,000	8,321,000

Waste-to-ore ratio	0.41	0.61	0.65	0.78

Ore crushed per day (tonnes)	16,000	12,500	14,600	13,000

(1)

Reported gold production for Q4 2010 and 2010 has been adjusted to reflect final refinery settlement. Reported gold production for Q4 2011 and 2011 is subject to final refinery settlement and may be adjusted.

15 | ALAMOS GOLD INC